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                                                                       Exhibit 2
                                                                       ---------

Grubb & Ellis
Self Tender Offer
Talking Points
December 4, 2000

                              For Management Use.

 . As you know, we have been reviewing our strategic alternatives for the last several months. Like most of our competitors and other public companies, we've been compelled to fully examine our options and determine which alternatives will further strengthen our already solid position in the industry.

 . Today we announced to the public that our Board of Directors has approved a self tender offer for up to 7 million shares, or approximately 35 percent, of the company's outstanding common stock at a price of $7.00 per share.

 . Our core business is strong, our advisory and management businesses are growing, our customer satisfaction ratings are at their highest levels ever, and we continue to grow our large multi-market contractual accounts.

 . Most of all, our professionals and employees are more talented and committed to client service than at any time in the company's history.

 . Our review reinforced what we already knew---- Grubb & Ellis is an industry leader and our stock is an attractive investment opportunity. We believe that the interests of our stockholders, employees and clients are best served by Grubb & Ellis remaining independent.

 . The aggregate purchase price, inclusive of transaction costs, will be approximately $50 million. The company will finance the tender offer with approximately $10 million of cash from operations and has a commitment letter with its existing bank group for the remainder of the required funds.

 . Today's announcement puts to rest speculation about the future direction of Grubb & Ellis. The tender offer follows an intensive review and evaluation of the company's strategic alternatives, including acquisitions and the potential merger or sale of the company.

 .  The company is committed to quickly bringing its CEO search to a conclusion.
   Our goal is to have a CEO in place within the next 90 to 120 days. We have retained the NY-based executive search firm of Seiden Krieger Associates, Inc.

 .  The Board and senior management are committed to attracting a CEO with the insight, vision and experience to continue to build on what we've created by
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   maximizing Grubb & Ellis' competitive strengths and further defining the company's ownership structure.

 . The major stockholders have no interest in burdening the company with too much debt. In fact, we will have a more appropriate capital structure. Even with the $40 million in debt, Grubb & Ellis' debt ratios will be among the lowest of our peers.

 . After this transaction, our major stockholders will continue to own a majority stake in the company. We've been fortunate to have strategic investors that have supported our growth strategy, and it remains in their best interests to continue to allow management to pursue our strategic plan.

 . Over the past 4 years, our major stockholders have fully supported our investments of $ 12 million in technology and $37 million in acquisitions.

 . More important, our capital structure is strong enough to allow us to make the necessary investments in technology, people and service delivery as well as to make selective synergistic acquisitions going forward.

 . It also provides our stockholders, including many of our employees and advisors, with the opportunity to sell a portion of their investment in Grubb & Ellis at a premium over the recent stock price.

 . We expect the tender offer to commence in about a week. For those of you who are stockholders, you will receive a packet that outlines the details of the tender in the mail next week. Please review the material and read it carefully.

 . Please be aware that the company cannot recommend whether you should tender your shares. Please consult your financial and tax advisers.

 . The offer is expected to remain open for 20 business days. If you have additional questions regarding the tender offer after you receive the offer documents, you are welcome to call Carol Vanairsdale at 925.274.2405.

 . We expect that this strategic review, including the write-off of certain deferred costs incurred in connection with amending its credit facility, will impact earnings in its fiscal second quarter ending December 31, 2000. As such, it expects to report earnings of approximately $0.20 per diluted share, which is below current analyst estimates.

 . We couldn't be more pleased with today's announcement. It should put to rest any speculation as to what the board and management are doing. As always, we are committed to providing our professionals and employees the best platform from which to operate, our clients unparalleled service quality and our stockholders a competitive return on their investment.